August 23, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Forms 20-F for the Fiscal Years Ended December 31, 2021 and 2022
Filed March 29, 2022 and May 16, 2023, respectively
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford”, the “Company” or “we”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated August 18, 2023 (the “Comment Letter”), relating to Burford’s (i) Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022, and (ii) Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 16, 2023.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to the consolidated financial statements

Note 15. Fair value of assets and liabilities

Sensitivity of Level 3 valuations, page 118

1.	We acknowledge your response to comment 13. Please represent to us that, in future filings, you will revise your disclosure about the ranges of percentages to be applied against the risk adjustment factors to include disclosure about the breadth of the ranges and how you select the specific percentages within each range, consistent with your response. See the disclosure objective in ASC 820-10-50-1C(a).

We respectfully advise the Staff that we will revise our disclosure in future filings about the ranges of percentages to be applied against the risk adjustment factors to include

1	info@burfordcapital.com www.burfordcapital.com

disclosure about the breadth of the ranges and how we select the specific percentages within each range.

2.	We acknowledge your response to the second bullet of comment 14. To clarify for financial statement users the interrelationship between case milestone factors and the risk adjustment premium, please represent to us that, in future filings, you will disclose the example provided in the second full paragraph on page 20 of your response.

We confirm that we will disclose the example (cited above and copied below for reference) that illustrates the interrelationship between case milestone factors and the risk adjustment premium in future filings.

“For example, assume the risk premium at inception is calculated to be 65% which is held constant until there is a milestone event. If we assume there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, if there were instead a negative event with a (50)% factor one year later, the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%.”

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Should you have any questions or comments with respect to this letter, please contact me at (212) 235-6820 or jlicht@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Jordan D. Licht
			Name:	Jordan D. Licht
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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